U.S. SECURITIES & EXCHANGE COMMISSION

Washington, D.C.

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period of

February, 2005

ARGOSY MINERALS INC

 (Name of Registrant)

20607 Logan Avenue

Langley, British Columbia, Canada, V3A 7R3

(Address of principal executive offices)

1.

Australian Stock Exchange Appendix 5B for the quarter ended September 30, 2003.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F

X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Argosy Minerals Inc SEC File No. 0-29500

(Registrant)

Date

March 4, 2005

By

"C.R. Bond"

   Cecil R. Bond,

   Corporate Secretary

Appendix 5B

Mining exploration entity quarterly report

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96.  Origin:  Appendix 8.  Amended 1/7/97

Name of entity

Argosy Minerals Inc

ACN or ARBN

Quarter ended ("current quarter")

ARBN 073 391 189	31 December 2004

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $C	Year to date (12 months) $C

1.1	Receipts from product sales and related debtors	-	-

1.2	Payments for (a) exploration and evaluation	(42,776)	(640,896)
	(b) development	-	-
	(c) production	-	-
	(d) administration	(581,608)	(2,084,943)

1.3	Dividends received	-	-

1.4	Interest and other items of a similar nature received	25,207	214,246

1.5	Interest and other costs of finance paid	-	-

1.6	Income taxes paid (capital taxes paid)	-	-

1.7	Other (provide details if material) – arbitration costs	(233,190)	(922,976)

	Net Operating Cash Flows	(832,367)	(3,434,569)

	Cash flows related to investing activities
1.8	Payment for purchases of: (a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	-	(3,234)

1.9	Proceeds from sale of: (a) prospects	-	-
	(b) equity investments marketable securities	-	-
	(c) other fixed assets	-	-

See chapter 19 for defined terms

1/7/97

Appendix 5B Page 1

Appendix 5B

Mining exploration entity quarterly report

1.10	Loans to other entities	-	-

1.11	Loans repaid by other entities	-	-

1.12	Other (provide details if material)	-	-

	Net investing cash flows	-	(3,234)

1.13	Total operating and investing cash flows (carried forward)	(832,367)	(3,437,803)

Cash flows related to financing activities

1.14	Proceeds from issues of shares, options, etc.	-	-

1.15	Proceeds from sale of forfeited shares	-	-

1.16	Proceeds from borrowings	-	-

1.17	Repayment of borrowings	-	-

	Dividends paid	-	-

1.19	Other (provide details if material)	-	-

	Net financing cash flows	-	-

	Net increase (decrease) in cash held	-	-

1.20	Cash at beginning of quarter/year to date	5,449,125	8,058,383

1.21	Exchange rate adjustments to item 1.20	(351)	(4,173)

1.22	Cash at end of quarter Note (A)	4,616,407	4,616,407

Note:

(A)

The exchange rate for conversion of C$ to A$ at 31 December 2004 was 0.9388, which results in a cash balance of approximately A$4,917,000

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $C

1.23	Aggregate amount of payments to the parties included in item 1.2	92,018

1.24	Aggregate amount of loans to the parties included in item 1.10	NIL

1.25	Explanation necessary for an understanding of the transactions

Payments to Directors and associates of the Directors are for directors fees, for management and consulting fees and for the provision of office facilities and staff in Canada.  The provision of staff and office facilities is charged at cost.   In addition the Company re-imburses expense incurred on Company business.

See chapter 19 for defined terms

1/7/97

Appendix 5B Page 2

Appendix 5B

Mining exploration entity quarterly report

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2	Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position

		Amount available $C'000	Amount used $C'000

3.1	Loan facilities	N/A	N/A

3.2	Credit standby arrangements	N/A	N/A

Estimated cash outflows for next quarter

		$C
4.1	Exploration and evaluation	$250,000

4.2	Development	-

	Total	$250,000

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $C	Previous quarter $C

5.1	Cash on hand and at bank	4,616,407	5,449,125

5.2	Deposits at call	-	-

5.3	Bank overdraft	NIL	NIL

5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	4,616,407	5,449,125

See chapter 19 for defined terms

1/7/97

Appendix 5B Page 3

Appendix 5B

Mining exploration entity quarterly report

5.4  Details:

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter

6.1	Interests in mining tenements relinquished, reduced or lapsed

6.2	mining Interests in tenements acquired or increased

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Number issued	Number quoted	Par value (cents)	Paid-up value(cents)
7.1	Preference +securities (description)	N/A	―	―	―

7.2	Issued during quarter	N/A	―	―	―

7.3	+Ordinary securities	95,969,105	95,064,073	N/A	N/A

7.4	Issued during quarter	NIL	―	―	N/A

7.5	+Convertible debt securities (description and conversion factor)	N/A	―	―	―

7.6	Issued during quarter	N/A	―	N/A	―

				Exercise Price	Expiry Date
7.7	Options (description and conversion factor)			See Appendix I

See chapter 19 for defined terms

1/7/97

Appendix 5B Page 4

Appendix 5B

Mining exploration entity quarterly report

7.8	Issued during quarter	Nil Nil	Nil Nil	See Appendix I
7.9	Exercised during quarter
7.10	Expired/cancelled during quarter	Nil	Nil
7.11	Debentures (totals only)	Nil	Nil	Nil	Nil

7.12	Unsecured notes (totals only)	Nil	Nil

Compliance Statement

1

This statement has been prepared under accounting policies which comply with accounting standards in Canada except that exploration expenses which are treated as investing activities under Canadian GAAP have been deducted in determining net operating cash flows.

2

This statement does give a true and fair view of the matters disclosed.

Sign here:

________________________________

Date:   January 28, 2005

(Director/Company secretary)

Print name:

Cecil R. Bond

Notes

1

The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position.  An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2

The "Nature of interest" (Items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period.  If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3

The definitions in, and provisions of, AASB 1022:  Accounting for Extractive Industries and AASB 1026:  Statement of Cash Flows apply to this report.

4

Accounting Standards ASX will accept, for example, the use of International Accounting Standards for foreign entities.  If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

See chapter 19 for defined terms

1/7/97

Appendix 5B Page 5

Argosy Minerals Inc

Additional Information

APPENDIX I

Item  7.7 – Options

Granted / Exercised	Expiry Date	Exercise Price ($)	Number of Options	Balance Outstanding at December 31. 2004

Granted June 20, 2002	May 24, 2007	A0.35	4,175,000
Cancelled 2002			(600,000)
Cancelled 2003			(500,000)
Cancelled July 27, 2004			(350,000)	2,725,000

Balance Outstanding December 31, 2004				2,725,000

January 28, 2005

The Appendix 5B Report for this quarter is an integral part of this summary and is attached.

Quarter Ending December 31, 2004 - Summary of Activities and Expenditures

The final quarter of the 2004 financial year was a period of reconnaissance exploration and project identification in Nevada, USA, seeking Carlin Trend style gold mineralisation, and in Mexico, for high grade epithermal gold projects.

The corporation awaits the outcome from its permit application to the US Forestry Service in Nevada for its proposed drill program at Gold Creek.

In December, Argosy signed a settlement agreement with the Norilsk Mining Company’s subsidiary, NN Invest Holdings SA, (“NNIH”), over the arbitration previously initiated on the New Caledonia nickel project.

Summary of Activity

  In USA, Argosy conducted property appraisals on 5 submittals in Nevada, two in Humboldt County, two in Lander County and one in Elko County. All 5 are gold-silver properties.

  In Mexico, Argosy appraised 5 properties: one in the state of Coahuila (silver-copper), one in Guanajuato (silver-lead-zinc), one in Chihuahua (gold-silver) and two in Sinaloa (gold-silver).

Summary of Expenditures

Legal, Administrative, Consultants	$ 51,009
Drilling and Assessment	(36,243)
Travel and Accommodation	28,010
$ 42,776

Gold Creek Project, Nevada, USA

Argosy is awaiting approval on drilling permits for its Gold Creek Project near Elko, Nevada.  Once the Heritage Resource Survey and Environmental reports are approved a drill program can be undertaken.  It is likely that cold temperatures and snow cover will restrict any activities at Gold Creek until Spring 2005.

Investigation of New Gold - Silver Opportunities in Nevada, USA

Argosy conducted property appraisals on five submittals in Nevada, two in Humboldt County, two in Lander County and one in Elko County.  All five are gold-silver properties with potential for Carlin-style gold mineralisation.  Discussions are taking place with respect to one of these opportunities.

Investigation of New Gold - Silver Opportunities in Mexico

In Mexico, Argosy appraised five properties: one in the state of Coahuila (silver-copper), one in Guanajuato (silver-lead-zinc), one in Chihuahua (gold-silver) and two in Sinaloa (gold-silver).  With the exception of the silver-copper property in Coahuila, mineralisation in the remaining four is hosted by epithermal-style quartz / carbonate veins.

Albetros Project, RSA

The implementation of the new Mining Charter in South Africa and the requirement to conform to a 51% Black Economic Empowerment (BEE) participation in the Project has adversely affected Argosy’s ability to continue with its exploration project in Namaqualand.  As reported previously, an application for a new prospecting permit over the Albetros Project area was filed with the Department of Mines and Energy early in 2004 on the basis of the then Mining Charter requirement of an initial 15% BEE participation, rising to 26% over ten years.  To date the permit has not been renewed and consequently Argosy is currently reviewing its future involvement in the Project given the revised BEE requirements, recently clarified by the South African Department of Minerals and Energy.

New Projects

Argosy is focusing on the acquisition of precious metals projects and continues to investigate project opportunities.

Arbitration

In December, Argosy and its subsidiary, Balzan Investments Limited, announced that the arbitration initiated by Norilsk Nickel’s subsidiary, NNIH in September 2002 over the New Caledonia nickel laterite project had been discontinued and is now settled.

The Settlement Agreement, the terms of which are bound by a confidentiality agreement signed between the parties, follows a meeting held in Paris on the 25th of November, 2004.  Each party will remain responsible for its costs incurred in the arbitration process and neither party has any claim outstanding against the other.

ARGOSY MINERALS INC.

CHANGE OF AUDITOR NOTICE

Pursuant to National Instrument 51-102, Section 4.11

(a)

On January 5, 2005,

i)

PricewaterhouseCoopers LLP resigned as the auditor of Argosy Minerals Inc. on their own initiative,

ii)

The Audit Committee (and the Board of Directors) accepted the resignation of the auditor

(b)

The auditor’s reports of PricewaterhouseCoopers LLP on the financial statements of  Argosy Minerals Inc. for the two years ended December 31, 2003 did not contain any reservations as to departures from generally accepted accounting principles or limitation in the scope of the audit.

(c)

In connection with the audits for the two years ended December 31, 2003 and through to January 5, 2005 there have been no reportable events, as defined in the National Instrument.

DATED at Langley, BC, this 17th day of January, 2005.

ARGOSY MINERALS INC.

Per:  _____________________

Cecil Bond, CEO

January 17, 2005	PricewaterhouseCoopers LLP Chartered Accountants PricewaterhouseCoopers Place 250 Howe Street, Suite 700 Vancouver, British Columbia Canada V6C 3S7 Telephone +1 604 806 7000 Facsimile +1 604 806 7806

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Yukon Securities Commission

Dear Sirs:

Subject: Argosy Minerals Inc.

We have read the statements made by Argosy Minerals Inc. in the attached copy of Change of Auditor Notice dated January 17, 2005, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the Change of Auditor Notice dated January 17, 2005.

Yours very truly,

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

NEWS RELEASE No. 01-05

February 4, 2005

ASX Symbol - AGY

NEW AUDITORS APPOINTED

Argosy Minerals Inc. (trading on the ASX under the symbol “AGY”) is pleased to announce the appointment of Horwath Orenstein LLP as auditors for the Corporation following the resignation of PricewaterhouseCoopers LLP.

ON BEHALF OF THE BOARD

Cecil R. Bond

Chief Executive Officer

For further information contact:

Peter H. Lloyd, Chairman	Cecil R Bond, CEO
Argosy Minerals Inc Level 1, Suite 3 23 Richardson Street South Perth, WA, 6151 Australia Telephone: 61-8-9474-4178 Email: betty.chisholm@argosyminerals.com.au	Argosy Minerals Inc . 20607 Logan Avenue Langley, British Columbia V3A 7R3 Canada Telephone: 1-604-530-8436 Email: cb.argosy@telus.net

CAUTIONARY STATEMENT

The Australian Stock Exchange has neither approved nor disapproved the contents of this News Release.  This News Release includes certain “forward-looking statements” within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934, as amended.  All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Argosy, are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from Argosy’s expectations are disclosed under the heading “Risk Factors” and elsewhere in Argosy’s documents filed from time to time with the Australian Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.  All subsequent written and oral forward-looking statements attributable to Argosy or persons acting on its behalf are expressly qualified in their entirety by this notice.

February 9, 2005

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Yukon Securities Commission

Dear Sirs:

Re:  Argosy Minerals Inc. – Change of Auditor Notice

We have read the statements made by Argosy Minerals Inc. in the attached copy of Change of Auditor Notice dated January 17, 2005 which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with (A) and (B) and have no basis to agree or disagree with (C) as set out in the Change of Auditor Notice dated January 17, 2005.

Yours very truly,

HORWATH  ORENSTEIN LLP

“Al Title”

Al Title, C.A.

Partner

AT/ab

NEWS RELEASE No.   02-05

February 21, 2005

ASX Symbol – AGY

SHARES  RELEASED  FROM  ESCROW

Argosy Minerals Inc. advises that as of March 8, 2005, 905,032 Common Shares will be released from escrow.

ON BEHALF OF THE BOARD

Cecil R. Bond

Chief Executive Officer

For further information contact:

John Nicholls, Director Argosy Minerals Inc Level 1, Suite 3 23 Richardson Street South Perth, WA, 6151 Australia Telephone: 61-8-9474-4178 Email: betty.chisholm@argosyminerals.com.au	Cecil R Bond, Financial Director Argosy Minerals Inc 20607 Logan Avenue Langley, British Columbia V3A 7R3 Canada Telephone: 1-604-530-8436 Email: cb.argosy@telus.net

CAUTIONARY STATEMENT

The Australian Stock Exchange has neither approved nor disapproved the contents of this News Release.  This News Release includes certain “forward-looking statements” within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934, as amended.  All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Argosy, are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from Argosy’s expectations are disclosed under the heading “Risk Factors” and elsewhere in Argosy’s documents filed from time to time with the Australian Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.  All subsequent written and oral forward-looking statements attributable to Argosy or persons acting on its behalf are expressly qualified in their entirety by this notice.